FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 8, 2003

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Letter to the Buenos Aires Stock Exchange dated January 7, 2003, regarding the Management Contract signed on August 9, 1999.	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: January 8, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

FREE TRANSLATION
FOR IMMEDIATE RELEASE

January 07, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (hereinafter "Telecom Argentina" or "the Company") regarding the Management Contract (hereinafter "the Contract") signed on August 9, 1999 between the Company, for one party, and for the other one Italia S.p.A. and France Câbles et Radio S.A. (jointly "the Operators" and together with Telecom Argentina "the Parties").

In a letter dated June 6, 2002, we informed that, considering the difficult financial situation Telecom Argentina is going through, the Operators and the Company agreed that —with the exception of the provisions stated in Article II regarding the provision of highly qualified personnel to collaborate with the management— the rights and duties of the Parties set forth in Article II of the Contract which includes the suspension of the compensation of the Management Fee (the "Contract in Force") was temporarily suspended as from April 1, 2002 and until December 31, 2002. This without detriment to the special renderings that may be required by Telecom Argentina in compliance with the provisions specifically stated in Article III of the Contract.

In view of the extension of the conditions that generated the formalization of the "Contract in Force" and since the temporary suspension of certain renderings agreed are next to expire, Telecom Argentina requested the Operators the extension of the Contract in Force until the expiry of the term of the Contract provided in its point 7.2.

France Câbles et Radio S.A. and Telecom Italia Spa have favorably answered to the request of Telecom Argentina and thus, the terms of the Contract in Force have been extended until the expiry of the Contract, as stated in the paragraph above.

At the same time, Telecom Argentina will rely —as it has been as from last April 1— on the support of the Operators through the renderings provided in the Contract that are not included in the suspension of certain rights and duties stated in Article II.

Sincerely,

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations

Telecom Argentina Stet - France Telecom S.A. Alicia Moreau de Justo 50 C1107AAB Buenos Aires - Argentina Teléfono (54-11)4968-4000 http://www.telecom.com.ar